January 19, 2007
Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Mail Stop 3720
CF/AD11
100 F. Street, N.E.
Washington, D.C. 20549-3561
Re: Trinsic, Inc.
Dear Mr. Spirgel:
On January 16, 2007, we received a letter from you dated January 4, 2007. We expect to respond to your inquiry by January 30, 2007.
Thank you.
Sincerely,
Trey Davis
Chief Executive Officer